August 25, 2010

Mr. Mark Webb

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Via EDGAR

Dear Mr. Webb:

Re:	Advance America, Cash Advance Centers, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
File No. 001-32363

Dear Mr. Webb:

On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated July 28, 2010, to Patrick O’Shaughnessy, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 (the “2009 Form 10-K”).

For your convenience, we set forth each comment (each a “Comment”) from your letter in bold typeface and include the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in the 2009 Form 10-K.  All references to page numbers and captions correspond to the page numbers and captions in the 2009 Form 10-K.

Note 16.  Transactions with Variable Interest Entities, page 112

1.                                      Considering you were the primary beneficiary of the original 2007 CSO agreement/VIE please tell us how you determined you were not the primary beneficiary of the new CSO agreement/VIE you entered into during the fourth quarter of 2007 given the agreement has substantially similar terms and conditions.  Also, please tell us what provisions of ASC 815-10 you used to determine the new CSO agreement/VIE did not need to be consolidated.

The Company conducts its business in Texas through a wholly-owned subsidiary that is registered as a Credit Services Organization (“CSO”) under Texas law.  In connection with its operations as a CSO, the Company’s Texas subsidiary entered into a credit services agreement with an unaffiliated third-party lender (the “Former Lender”) from 2005 until the fourth quarter of 2007. This agreement governed the terms by which the Company’s Texas subsidiary referred customers in Texas to the Former Lender, on a non-exclusive basis, for a possible extension of credit, processed loan applications and committed to reimburse the lender for any loans or related fees that were not collected from such customers.  The Company consolidated the Former Lender in compliance with guidance within FIN 46R, paragraph 12, which states:

Variable Interests and Interests in Specified Assets of a Variable Interest Entity

12.        A variable interest in specified assets of a variable interest entity (such as a guarantee or subordinated residual interest) shall be deemed to be a variable interest in the entity only if the fair value of the specified assets is more than half of the total fair value of the entity’s assets or if the holder has another variable interest in the entity as a whole (except interests that are insignificant or have little or no variability) [footnote omitted].  The expected losses and expected residual returns applicable to variable interests in specified assets of a variable interest entity shall be deemed to be expected losses and expected residual returns of the entity only if that variable interest is deemed to be a variable interest in the entity. Expected losses related to variable interests in specified assets are not considered part of the expected losses of the entity for purposes of determining the adequacy of the equity at risk in the entity or for identifying the primary beneficiary unless the specified assets constitute a majority of the assets of the entity. For example, expected losses absorbed by a guarantor of the residual value of leased property are not considered expected losses of a variable interest entity if the fair value of the leased property is not a majority of the fair value of the entity’s total assets.

Under this guidance, the Company determined that the Former Lender was a variable interest entity (“VIE”) and that the Company’s Texas subsidiary was the primary beneficiary of the VIE because: (1) the former Lender acted almost exclusively on behalf of the Company’s Texas subsidiary and (2) the Company’s Texas subsidiary guaranteed the collectability of all loans and related fees on loans originated by the Former Lender for customers referred to the Former Lender by the Company’s Texas subsidiary.

Upon entering into a new agreement with a different unaffiliated third-party lender (the “New Lender”) during the fourth quarter of 2007, the Company again assessed the arrangement under FIN 46R, paragraph 12. Many of the terms and conditions of the new arrangement were similar to those of the original arrangement and, under the guidance of FIN 46R, paragraph 12, the Company determined that the New Lender was also a VIE.  However, the New Lender provided the same service for a number of entities not affiliated with the Company.  Because the Company’s Texas subsidiary guarantees less than 50% of the New Lender’s total assets, the Company concluded that its Texas subsidiary was not the primary beneficiary and that consolidation of the New Lender would not be appropriate.  The Company addressed this conclusion in the financial statements and related disclosures in the 2007 Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), which was filed with the SEC on February 29, 2008.  Please refer to the disclosure in the 2007 Form 10-K under the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Estimates — Consolidation of Variable Interest Entity” and in Note 16 “Transactions with Variable Interest Entities” of the Notes to the Company’s Consolidated Financial Statements.

The Financial Accounting Standards Board issued FAS 167 Amendments to FASB Interpretation No. 46(R) effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. FAS 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity.  This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:

1.               The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

2.               The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

This Statement amends Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. During the quarter ended March 31, 2010, the Company updated its analysis of the arrangement with the third-party lender under the revised guidance of FAS 167 and determined that consolidation of the variable interest entity was not required.

Controls and Procedures, page 115

2.                                      It does not appear that you have included any disclosure pursuant to Item 308(c) of Regulation S-K.  Please tell us if there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please also confirm that you will include disclosure that is responsive to this item in future filings

There was no change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the Company’s fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company included the following affirmative statement in its Quarterly Report on Form 10-Q for the first quarter of 2010, filed on May 10, 2010, and its Quarterly Report on Form 10-Q for the second quarter of 2010, filed on August 6, 2010.  The Company also confirms that it will include such a statement in its Quarterly and Annual Reports in the future, to the extent applicable:

“There were no changes in our internal control over financial reporting during the [quarter/year ended               ], that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Executive Compensation, page 118

General

3.                                      It does not appear that you have included any disclosure in response to item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Compensation Committee of the Company’s Board of Directors reviews annually the compensation practices applicable to all of the Company’s employees, in addition to determining the compensation for the Company’s executive officers.  This includes a review of whether those compensation practices appear to incent positive performance or create undue risk.  In addition, and in light of the adoption of Item 402(s) of Regulation S-K, the staff in the Company’s Finance Department, Legal Department, and Human Resources Department conducted a review of the Company’s compensation polices and practices for all employees and any potential impact on risk-taking by employees to determine whether any particular risks merited additional disclosure.  As part of this review, the Company consulted with outside counsel and with Towers, Perrin, Forster & Crosby, Inc., the Company’s independent compensation consultant, each of whom reviewed the analysis and conclusions.  At the conclusion of this process, the Company’s management determined that it did not believe that its compensation policies and practices for employees create risks that would be reasonably likely to have a material adverse effect on the Company.

In determining that its compensation policies and practices do not create risks that would be reasonably likely to have a material adverse effect on the Company, the following factors were considered and analyzed.

•                  The Company has only one line of business and business unit, with a compensation policy that is consistent company-wide.

•                  Compensation at all levels within the Company is based primarily on a qualitative assessment of performance and long term variables, such as title and associated responsibilities, tenure with the Company, compliance with the Company’s Code of Business Conduct and Ethics, maintaining regulatory compliance objectives, maintaining and upholding the Company’s commitment to responsible industry practices and customer satisfaction, and management’s assessment of market levels of compensation.

•                  Performance-based compensation for management is tied to annual earnings per share and the Company’s long term stock performance, and therefore appropriately captures the risks facing the Company, which consist primarily of risk of loss and regulatory risk.

•                  Earnings per share largely captures loss experience during the reporting period because of the short term nature of the Company’s products and services and the Company’s provision for doubtful accounts.

•                  Stock awards typically vest over three to five years based on continued employment and therefore correlate to long-term stockholder return.

•                  Performance-based compensation for non-management employees is tied largely to the volume of customer advances made in compliance with applicable regulations and established and monitored underwriting criteria, net of loss experience.  In addition, this performance-based compensation is generally limited to a fraction of an employee’s base salary.

•                  Underwriting criteria for customer advances are objective and are determined by applicable regulations and Company policy, not by the center employees who initiate the advances.  The underwriting criteria are based primarily on source and size of customer income, are verified prior to making an advance, and are constantly updated to ensure compliance with applicable regulations.

•                  The Company retains ownership of the customer advances it originates and does not sell them to third parties, other than the occasional sale of overdue accounts receivable, which are sold as such.

The Company believes that its compensation policies and practices create incentives to comply with the Company’s procedures and provide disincentives to engage in risky behavior.  Because the Company retains almost all customer advances it originates, and especially because of the short-term nature of those advances, the results of the activities that influence performance-based compensation generally are evident in the performance period on which bonus compensation is based.  Accordingly, the Company believes that its compensation policies and practices do not create a risk that would be reasonably likely to have a material adverse effect on the Company.

Based upon the foregoing, and on Release No. 33-9089, published December 16, 2009, which states that the new rule does not require a company to make an affirmative statement that it has determined that the risks arising from it compensation policies and practices are not reasonably likely to have a material adverse effect on the company, the Company determined that disclosure in response to Item 402(s) of Regulation S-K was not required.

Summary Compensation Table, page 26 of Definitive Proxy Statement on Schedule 14A

4.                                      Please tell us why you have not included any disclosure regarding your three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year.  To the extent you have determined that the company does not have any other executive officers, please provide us the basis for this determination.  Refer to Exchange Act Rule 3b-7.

The Company has determined that it does not have any executive officers other than the persons serving as its President and Chief Executive Officer and as its Executive Vice President and Chief Financial Officer.

Exchange Act Rule 3b-7 defines executive officer as a company’s “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.”  None of the Company’s vice presidents, other than its Executive Vice President and Chief Financial Officer, are in charge of a principal business unit, division, or function and no other officers or employees perform policy making functions for the Company.

As mentioned above, the Company has one business unit with one line of business.  For that one business unit, all policy and material operating decisions are made by the Company’s President and Chief Executive Officer and, to the extent they relate to the Company’s financial operations, the Company’s Executive Vice President and Chief Financial Officer.  Each other member of the Company’s management team, including vice presidents, merely implement the policies and decisions made by the Company’s Chief Executive Officer and Chief Financial Officer, and lack the authority to formulate policy or make other major decisions on behalf of the Company.  For example, all litigation settlement decisions are made by the Company’s Chief Executive Officer and, if it involves a significant amount, by the Company’s Board of Directors.  Also, under the Company’s signature authority policy, no member of the management team or other employee may execute an agreement (or a series of related agreements) on behalf of the Company with an aggregate value in excess of $100,000 without the prior approval of the President and Chief Executive Officer or Executive Vice President and Chief Financial Officer.  In addition, the Company’s Executive Vice President and Chief Financial Officer is the only Executive Vice President of the Company.

For the reasons cited above, the Company has determined, beginning with its initial public offering in 2004 (see the Registration Statement on Form S-1 filed with the SEC on August 13, 2004 and related amendments filed through December 14, 2004), that the persons serving as its President, Chief Executive Officer, and Chief Financial Officer were the Company’s only “executive officers” under Rule 3b-7.  Corresponding with this management structure, the Company’s Board of Directors has determined that the only officers of the Company for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, are the Company’s President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer.  This is a determination the Board most recently made on May 20, 2010.

Accordingly, the Company has not included compensation disclosures regarding any of its officers other than the Company’s two employees deemed by its Board to be “executive officers.”

* * * *

The Company acknowledges the following:

•                  that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (864) 515-5600.  My fax number is (864) 342-5695.

Very truly yours,

/s/ J. Patrick O’Shaughnessy
J. Patrick O’Shaughnessy
Chief Financial Officer

Copies to:	William J. Schroeder
Securities and Exchange Commission

Kenneth E. Compton
President and Chief Executive Officer
Advance America, Cash Advance Centers, Inc.

J. Patrick O’Shaughnessy
Executive Vice President and
Chief Financial Officer
Advance America, Cash Advance Centers, Inc.